UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)*

                          Riviera Holdings Corporation
      ---------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
      ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                   769627 10 0
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                      D. E. Shaw Laminar Portfolios, L.L.C.
                           Attn: Compliance Department
                           120 West Forty-Fifth Street
                               Floor 39, Tower 45
                               New York, NY 10036
                                  212-478-0000
      ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Stephen M. Kotran, Esq.
                             Sullivan & Cromwell LLP
                                125 Broad Street
                               New York, NY 10004
                                  212-558-4000

                                November 10, 2006
      ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------
CUSIP NO. 769627 10 0

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
   1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        D. E. Shaw Laminar Portfolios, L.L.C.
        FEIN 01-0577802
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES    7   SOLE VOTING POWER
  BENEFICIALLY
  OWNED BY EACH         -0-
REPORTING PERSON
      WITH
--------------------------------------------------------------------------------
                    8   SHARED VOTING POWER

                        1,194,500
--------------------------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER

                        -0-

--------------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        1,194,500
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,194,500
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                            |_|

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.6%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------

------------------------
CUSIP NO. 769627 10 0

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
   1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        D. E. Shaw & Co., L.P.
        FEIN 13-3695715
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES    7   SOLE VOTING POWER
  BENEFICIALLY
  OWNED BY EACH         -0-
REPORTING PERSON
      WITH
--------------------------------------------------------------------------------
                    8   SHARED VOTING POWER

                        1,219,700
--------------------------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        1,219,900
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,219,900
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                            |_|

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.8%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IA, PN
--------------------------------------------------------------------------------

------------------------
CUSIP NO. 769627 10 0

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
   1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        D. E. Shaw & Co., L.L.C. FEIN 13-3799946
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES    7   SOLE VOTING POWER
  BENEFICIALLY
  OWNED BY EACH         -0-
REPORTING PERSON
      WITH
--------------------------------------------------------------------------------
                    8   SHARED VOTING POWER

                        1,194,500
--------------------------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        1,194,500
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,194,500
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                            |_|

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.6%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------

------------------------
CUSIP NO. 769627 10 0

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
   1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        D. E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES    7   SOLE VOTING POWER
  BENEFICIALLY
  OWNED BY EACH         -0-
REPORTING PERSON
      WITH
--------------------------------------------------------------------------------
                    8   SHARED VOTING POWER

                        25,200
--------------------------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        25,200
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        25,200
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                            |_|

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.2%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------

------------------------
CUSIP NO. 769627 10 0

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
   1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        David E. Shaw
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES    7   SOLE VOTING POWER
  BENEFICIALLY
  OWNED BY EACH         -0-
REPORTING PERSON
      WITH
--------------------------------------------------------------------------------
                    8   SHARED VOTING POWER

                        1,219,700
--------------------------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        1,219,900
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,219,900
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                            |_|

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.8%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------

------------------------
CUSIP NO. 769627 10 0

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Ian Bruce Eichner
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        PF
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Nevada, United States
--------------------------------------------------------------------------------
NUMBER OF SHARES    7   SOLE VOTING POWER
  BENEFICIALLY
  OWNED BY EACH         600,000
REPORTING PERSON
      WITH
--------------------------------------------------------------------------------
                    8   SHARED VOTING POWER

                        -0-
--------------------------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER

                        600,000
--------------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        600,000
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                            |_|

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.8%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------

Item 1. SECURITY AND THE ISSUER

      This Amendment No. 1 to the Statement on Schedule 13D (this "Amendment") amends and restates the Statement on Schedule 13D originally filed by D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company ("Laminar"), D.
E. Shaw & Co., L.P., a Delaware limited partnership ("DESCO LP"), D. E. Shaw & Co., L.L.C., a Delaware limited liability company ("DESCO LLC"), D. E. Shaw Valence Portfolios, L.L.C., a Delaware limited liability company ("Valence"), and David E. Shaw, a citizen of the United States of America, with the Securities and Exchange Commission on April 11, 2006 (the "Schedule 13D"), relating to the common stock, par value $0.001 per share ("Common Stock"), of Riviera Holdings Corporation, a Nevada corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of the Issuer are located at 2901 Las Vegas Boulevard South, Las Vegas NV 89109.

Item 2. IDENTITY AND BACKGROUND

      (a) , (f) This statement is filed on behalf of Laminar, DESCO LP, DESCO LLC, Valence, David E. Shaw, and Ian Bruce Eichner, a citizen of the United States of America (Ian Bruce Eichner, together with Laminar, DESCO LP, DESCO LLC, Valence and David E. Shaw, collectively, the "Reporting Persons"). On November 10, 2006, the Reporting Persons entered into an agreement amending and restating the Joint Filing Agreement dated as of April 10, 2006 (the "Amended and Restated Joint Filing Agreement") to, among other things, include Ian Bruce Eichner as joint filer. The foregoing and subsequent references to, and descriptions of, the Amended and Restated Joint Filing Agreement are qualified in their entirety by reference to the Amended and Restated Joint Filing Agreement, the terms of which are attached hereto as Exhibit 1 and incorporated by reference herein.

      (b) The business address and principal office, as applicable, of all Reporting Persons, except for Ian Bruce Eichner, is 120 West Forty-Fifth Street, Floor 39, Tower 45, New York, NY 10036. The business address and principal office of Ian Bruce Eichner is 101 Convention Drive, Suite 100, Las Vegas, NV 89101.

      (c) The principal business of Laminar is that of a limited liability company focusing primarily on credit opportunities related investment strategies. The principal business of Valence is that of a limited liability company focusing primarily on equity- and equity-linked-securities related investment strategies. Neither Laminar nor Valence has any executive officers or directors. The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Laminar and Valence. DESCO LP is also the managing member of Valence and D. E. Shaw Investment Management, L.L.C. ("DESIM LLC"). The principal business of DESCO LLC is to act as managing member to certain funds, including, without limitation, Laminar. D. E. Shaw & Co., Inc., a Delaware corporation ("DESCO Inc."), is the general partner of DESCO LP. D. E. Shaw & Co. II, Inc., a Delaware corporation ("DESCO II, Inc."), is the managing member of DESCO LLC. David E. Shaw is the president and sole shareholder of DESCO Inc. and DESCO II, Inc. Ian Bruce Eichner is the chief executive officer of the Cosmopolitan Resort and Casino.

      (d) , (e) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in Item 2, has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            In acquiring 1,194,500 shares of Common Stock owned by Laminar prior to April 10, 2006, Laminar expended approximately $18,568,417 (excluding commissions) of its working capital. In acquiring 25,200 shares of Common Stock owned by Valence prior to April 10, 2006, Valence expended approximately $554,630 (excluding commissions) of its working capital. In acquiring 600,000 shares of Common Stock owned by Ian Bruce Eichner prior to August 7, 2006, Ian Bruce Eichner expended approximately $12,600,000 (excluding commissions) of his personal funds.

            With respect to the financing of potential future transactions in Common Stock, including these described in Item 4, the Reporting Persons intend to use loans, credit lines and funds borrowed pursuant to commitment letters from financial institutions.

Item 4. PURPOSE OF TRANSACTION

            Certain Reporting Persons and/or one or more affiliates of the Reporting Persons have been granted a waiver by the board of directors of the Issuer of the applicability of Article III Section 7 of the Issuer's articles of incorporation and an approval, for the purpose of Section 78.438 of the Nevada Revised Statutes, of the joinder of certain Reporting Persons and/or one or more affiliates of the Reporting Persons with respect to (a) making a joint proposal to the board of directors of the Issuer, (b) engaging in discussions with representatives of the Issuer regarding a joint proposal, (c) modifying, supplementing or amending the terms and conditions of a joint proposal, (d) engaging in discussions with shareholders of the Issuer regarding their potential support for any potential merger agreement pursuant to a joint proposal, (e) negotiating (but not executing) option, voting or other agreements with shareholders of the Issuer with respect to a joint proposal, (f) negotiating a merger agreement and all related transaction agreements with the Issuer, (g) forming an acquisition vehicle and taking all necessary actions with respect to its capitalization and governance in connection with a joint proposal and all agreements and arrangements related thereto, (h) engaging in discussions with and negotiating the terms of any agreements with any potential debt financing sources or additional equity financing sources with respect to the financing of a joint proposal, (i) making any required filings under applicable laws or regulations in connection with the joint proposal or any contemplated transaction relating to such joint proposal, (j) engaging in discussions and/or meetings with Nevada and Colorado gaming regulatory authorities regarding the joint proposal, the proposed merger agreement, the acquisition vehicle, the potential debt financing and equity financing sources and potential financial structure, and other matters regarding the potential acquisition, and (k) taking all other actions that are a necessary and proper incident to making a joint proposal. Such waiver and approval were granted by resolutions adopted by the board of directors of the Issuer by unanimous written consent.

            On November 10, 2006, certain Reporting Persons and/or one or more affiliates of the Reporting Persons reached an understanding to make a joint bid to acquire all of the outstanding Common Stock not currently owned by the Reporting Persons. Certain Reporting Persons and/or one or more affiliates of the Reporting Persons have noted that, while they might enter into joint bidding arrangements with other persons, they currently have no such agreements with any other persons.

            On November 10, 2006, a letter was sent to the board of directors of the Issuer proposing, on behalf of an entity to be formed by certain Reporting Persons and/or one or more affiliates of the Reporting Persons, to acquire by merger all of the outstanding shares of Common Stock not owned by the Reporting Persons (the "Proposal Letter") for $21 per share in cash. In connection with this offer, certain of the Reporting Persons and/or one or more affiliates of the Reporting Persons are still considering the appropriate deal structure and other related matters. Concurrently with the delivery of the Proposal Letter, certain Reporting Persons and/or one or more affiliates of the Reporting Persons and the Issuer entered into an exclusivity agreement (the "Exclusivity Agreement") which provides for an exclusivity period during which the parties thereto have agreed to negotiate in good faith the terms of a definitive acquisition agreement and all necessary ancillary agreements with respect to such acquisition agreement. The Proposal Letter and the Exclusivity Agreement are attached hereto as Exhibits 2 and 3, respectively, and are incorporated by reference herein.

            Except as contemplated in this Item 4, no Reporting Person has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) , (b) Based upon the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, there were 12,463,755 shares of Common Stock outstanding as of November 1, 2006. Based on the foregoing, the 1,194,500 shares of Common Stock beneficially owned by Laminar (the "Laminar Shares") represent approximately 9.6% of the shares of Common Stock issued and outstanding, the 25,200 shares of Common Stock beneficially owned by Valence (the "Valence Shares") represent approximately 0.2% of the shares of Common Stock issued and outstanding, and the 1,219,900 shares of Common Stock beneficially owned by DESCO LP (the "DESCO Shares") represent approximately 9.8% of the shares of Common Stock issued and outstanding. The DESCO Shares are comprised of (i) 1,194,500 shares of Common Stock in the name of Laminar, (ii) 25,200 shares of Common Stock in the name of Valence and (iii) 200 shares of Common Stock under the management of DESIM LLC (the "DESIM Shares"). The 600,000 shares of Common Stock beneficially owned by Ian Bruce Eichner (the "Eichner Shares") represent approximately 4.8% of the shares of Common Stock issued and outstanding. The 1,819,900 shares of Common Stock beneficially owned by the Reporting Persons (the "Subject Shares") are comprised of the 1,219,900 DESCO Shares and the 600,000 shares in the name of Ian Bruce Eichner and represent approximately 14.6% of the shares of Common Stock issued and outstanding.

            Laminar will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Laminar Shares. Valence will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Valence Shares. DESIM LLC will have the power to dispose or direct the disposition of (but not the power to vote or to direct the vote of) the DESIM shares. Ian Bruce Eichner will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Eichner Shares. Laminar disclaims beneficial ownership of the shares beneficially owned by Valence, DESIM LLC, and Ian Bruce Eichner; Valence disclaims beneficial ownership of the shares beneficially owned by Laminar, DESIM LLC, and Ian Bruce Eichner; DESIM LLC disclaims beneficial ownership of the shares beneficially owned by Laminar, Valence, and Ian Bruce Eichner; and Ian Bruce Eichner disclaims beneficial ownership of the shares beneficially owned by Laminar, Valence, and DESIM LLC.

            DESCO LP as Laminar's investment adviser and DESCO LLC as Laminar's managing member may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares. DESCO LP as investment adviser and managing member of Valence and managing member of DESIM LLC also may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares and to have the shared power to dispose or direct the disposition of the DESIM Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares and the Valence Shares and the shared power to dispose or direct the disposition of the DESIM Shares. None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any shares of Common Stock of the Issuer directly and each such entity disclaims beneficial ownership of the Subject Shares.

            David E. Shaw does not own any shares of the Issuer directly. By virtue of David E. Shaw's position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw's position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares and the Valence Shares and the shared power to dispose or direct the disposition of the DESIM Shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

            As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of Common Stock other than the Subject Shares.

      (c) Within the last 60 days, no transactions in shares of Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

      (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

            Clause (e) of Item 5 of Schedule 13D is not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Amended and Restated Joint Filing Agreement, dated November 10, 2006, between Laminar, DESCO LP, DESCO LLC, Valence, David E. Shaw, and Ian Bruce Eichner.

Exhibit 2 Letter to the Board of Directors of Riviera Holdings Corporation, dated November 10, 2006.

Exhibit 3 Exclusivity Agreement among D. E. Shaw AQ-SP Series 4-08, L.L.C., Ian Bruce Eichner, and Riviera Holdings Corporation, dated November 13, 2006.

Exhibit 4 Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 5 Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

                                   SIGNATURES

            After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this Amendment is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Anne Dinning, Julius Gaudio, Lou Salkind, Stuart Steckler and Eric Wepsic are attached as Exhibit 5 and Exhibit 6 to this Amendment.

Dated:  November 13, 2006
                              D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
                              By: D. E. Shaw & Co., L.L.C.
                                      as managing member

                                    By: /s/ Anne Dinning
                                       -----------------------------------------
                                       Name:  Anne Dinning
                                       Title: Managing Director


                              D. E. SHAW & CO., L. P.

                              By:   /s/ Anne Dinning
                                    --------------------------------------------
                                    Name:  Anne Dinning
                                    Title: Managing Director


                              D. E. SHAW & CO., L.L.C.

                              By:   /s/ Anne Dinning
                                    --------------------------------------------
                                    Name:  Anne Dinning
                                    Title: Managing Director

                              D. E. SHAW VALENCE PORTFOLIOS, L.L.C.
                              By: D. E. Shaw & Co., L.P.,
                                      as managing member

                                    By: /s/ Anne Dinning
                                       -----------------------------------------
                                       Name:  Anne Dinning
                                       Title: Managing Director


                              DAVID E. SHAW

                              By:   /s/ Anne Dinning
                                    --------------------------------------------
                                    Name:  Anne Dinning
                                    Title: Attorney-in-Fact for
                                           David E. Shaw




                              /s/ Ian Bruce Eichner
                              --------------------------------------------------

                              IAN BRUCE EICHNER

                                  EXHIBIT INDEX

    Exhibit                       Description
    -------                       -----------

      1. Amended and Restated Joint Filing Agreement, dated November 10, 2006, between Laminar, DESCO LP, DESCO LLC, Valence, David E. Shaw, and Ian Bruce Eichner.

      2. Letter to the Board of Directors of Riviera Holdings Corporation, dated November 10, 2006.

      3. Exclusivity Agreement among D. E. Shaw AQ-SP Series 4-08, L.L.C., Ian Bruce Eichner, and Riviera Holdings Corporation, dated November 13, 2006.

      4. Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

      5. Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated February 24, 2004.